

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Phillip Tighe
Chief Financial Officer
Blue Bird Corporation
3920 Arkwright Road
Suite 200
Macon, Georgia 31210

   Re: Blue Bird Corporation
       Registration Statement on Form S-3
       Filed February 11, 2020
       File No. 333-236372

Dear Mr. Tighe:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Thomas Jones at 202-551-3602 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing

cc: Paul Yousif, Esq.